Filed by IAC/InterActiveCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: February 3, 2021

On February 3, 2021, IAC/InterActiveCorp posted the below Letter to Shareholders on the Investor Relations section of its website.

IAC Q4 2020 Shareholder Letter

February 3, 2021

Dear Shareholders,

At IAC, 2020 was a year of giving back. Not just giving back via spinoffs or distributions to the shareholders who have supported us, but giving back to the communities that have enabled us. Our businesses helped more hard working service professionals (from plumbers to nurses to care givers) find work, more businesses reach their customers and employees from home, and millions of families fix their homes, take care of their children, tell their story (through video), or just stay reliably informed.

2020 also served to remind us all of our obligation to support - in permanent and structural ways – the immediate needs of our community due to COVID-19 as well as long term economic and social fairness. In 2020, we funded the initial $25 million endowment of the IAC Fellows Program, a groundbreaking program designed to develop and nurture young talent from socioeconomically disadvantaged and underserved backgrounds. IAC and its employees also rallied to respond to the challenges of COVID-19, not only through generous giving which IAC matched 5-to-1, but through PPE donations for first responders, grocery deliveries to neighbors in need, and repurposing our headquarters’ lobby into a full-time home for our local public school, complete with an extended-day afterschool program. Our businesses found ways to help as well: Care.com offered free memberships to frontline workers; Vimeo provided free tools for local shops on lockdown and grants for small businesses; NurseFly connected thousands of nurses to hospitals in COVID-19 hotspots across the country; ANGI Homeservices led calls to Congress to provide aid to millions of dedicated home service professionals who continued to provide essential services through the pandemic.

We also added jobs at IAC and never stopped investing in our people. After revamping our 401(k) matching program over the last year to be one of the most generous in corporate America, matching 401(k) contributions increased over 100% compared to 2018. Following the Match Group separation, we granted equity to all corporate employees and in 2021 the vast majority of employees across the company will have been granted equity awards in their respective businesses. As a result, IAC employees can now be better prepared for retirement, and more employees are now participating in equity markets, a critical element to adding wealth. Investing in our community and our employees is made possible by the strength and resilience of our business, and the strength and resilience of our business is made possible by investing in our community and our employees.

The initial $250 million of market capitalization of Silver King (the predecessor to IAC) when Barry Diller took control in 1995 has blossomed into an aggregate value of nearly $100 billion spread across 10 public companies. A shareholder who invested $1 in Silver King and held all that came from it would have $40 today, a 16% compounded annual growth rate. That’s a return, over a quarter of a century, that’s over 50% better than that of the S&P 500 over the same period, and has outperformed to varying degrees over recent time horizons:

We expect to soon add an 11th company to the list in Vimeo, which grew revenue 54% in the fourth quarter, accelerating all year while demonstrating that it has the business model, customer retention, addressable market, and unit economics to thrive on its own. Vimeo raised $150 million in primary equity in November, quickly outdone by an additional $300 million in January, setting up Vimeo to emerge from IAC with a war chest to match its momentum. The spin will be straightforward and upon completion, we currently expect Vimeo would have over $300 million of cash and no debt, and IAC would have $2.9 billion of cash net of debt.

But enough with the corporate stuff. Let’s talk about the businesses.

ANGI Homeservices

ANGI grew despite supply constraints. We served over 18 million American households in 2020, and the service professionals using our platform had a very busy year – both from business we sent them, and from business they generated on their own as people spent an unimaginable amount of their time and capital in their homes. Our new pre-priced product finished the year strong at over $160 million revenue and that strength has continued through the start of 2021.

Our biggest objective in realizing our vision for ANGI is to increase the frequency a homeowner uses our product. When a homeowner does a pre-priced job, frequency increases 2x. When a homeowner uses our mobile app, frequency increases 50%. When a homeowner purchases a membership, frequency increases 3.5x. Tools like payment and financing help too. As you’d imagine, pulling all of these features together can produce transformational results in consumer satisfaction (and thereby frequency), and that’s our goal for 2021.

Vimeo

This time last year, I wrote that if we can continue growing revenue at the 23% we delivered in Q4 2019, the business would double every 3 years. Last quarter revenue grew 54%, so we’d be doubling in less than half that time at the current growth rate. We now understand the levers in both sales and marketing and how to scale them efficiently. The key for Vimeo in 2021 will be the pace of product innovation and delivering the experiences and features so clearly now sought by Vimeo’s customers.

Meaningfully accelerated by the pandemic, video inevitably will play a much more significant role in how businesses operate – the enterprise revenue within Vimeo is now growing more than 100% year-over-year. Nasdaq and NYSE both started using Vimeo to live stream the closing bell, and have since expanded to use us for internal town halls, company interviews, and conferences. Starbucks started as a self-serve customer and upgraded to Enterprise to onboard new employees and train store associates on changing COVID-19 protocols. A wide range of performing arts organizations have used Vimeo to go from limited in-person shows to reaching vastly broader audiences across the globe, be it the Sydney Opera House, New York Philharmonic, or the Toledo Alliance for the Performing Arts, which in its first 90 days gained over 2,000 subscribers across 41 states and 10 countries. These types of changes and augmentations to existing businesses are not temporary.

We’re increasing research and development to build and simplify features to serve the distinct video needs of teams across the enterprise, from live broadcasting to video for marketing, employee training, customer support, and product demos and designs. We’ll judge product development as successful when Vimeo spreads organically throughout an organization, such that our sales team need only work out the details. I hope and expect these initiatives to succeed, and assuming completion of the Vimeo Spin-off, you’ll get to hear those results directly from Anjali Sud as she communicates to Vimeo shareholders as a public company.

Dotdash

If you had asked me entering 2020 how Dotdash’s year would look if advertising spend from travel and entertainment categories went to zero, I wouldn’t have guessed revenue growth of 28%, including 33% growth in the most recent quarter, and with margins expanding. We’ve stuck to our knitting publishing evergreen content of exceptional quality to answer specific questions or solve specific problems, always placing the user’s needs first. The market is now also coming our way structurally. More privacy and less tracking now matters. Our properties work for advertisers because we don’t need any personal user information to know what our users need. If a reader visits a Dotdash site to plan a holiday, or a meal, or a retirement, that’s all the advertiser needs to know to want to reach them. And when we enable users to more easily transact with advertisers from our properties, everyone wins.

We’ve got a wish list for acquisitions in 2021 and we’ve built the confidence to take some bigger swings, but we’re not counting on getting any deals done. The key for 2021 will be to expand our production capabilities so that we can continue to profitably outspend the competition publishing the highest quality material, all while maintaining the fewest ads, the fastest pages, and the freshest content.

Search

Desktop declines accelerated in 2020 and we probably have not yet reached bottom, but even at these levels the business continues to produce free cash flow. Initially impacted by pandemic headwinds, the business has slowly rebounded, but volatility will likely cloud the outlook for this segment. Our plan in 2021 is to continue to optimize for cash flow, and we have an excellent team working on it. I wouldn’t yet count out the potential for a momentum shift as the team continues to focus on revenue and traffic diversification, but we’re swimming upstream.

Care.com

We’re very happy in our first year as owners here, pandemic notwithstanding, as the business held steady enough, and we used the year to retool much of the technology and streamline the customer journey for both caregivers and care seekers. We’re entering 2021 with a better product, which the engagement metrics have begun to reflect. The pandemic also highlighted some behavioral and priority shifts – never has the value of helping employees with childcare and senior care been higher or clearer. If an enterprise wants to keep a diverse workforce engaged, childcare is no longer a luxury perk, it’s a necessity, and we can now see it in the growth at Care@Work (our product for enterprises). Care@Work will be one of our biggest priorities for 2021, along with expansions into senior care. We now have leaders in each of these areas, and a plan to execute.

Other Emerging

Mosaic (utility mobile apps), NurseFly (connecting nurses with jobs), and Bluecrew (connecting light industrial workers with jobs) all continue to build. Mosaic is furthest along with real revenues and profits, and promising new products launching in 2021. Bluecrew and NurseFly are both still proving the model, but I expect we’ll have a strong sense of whether we’ve got some new emerging marketplace businesses here by the end of 2021.

Looking Back and Looking Forward

As we once again rebuild IAC, it’s worth reflecting on the path that got us here. At the time of the Expedia spin, it was the dominant business within IAC. Within just four years, Expedia was replaced by a constellation of businesses in Ticketmaster, HSN, ILG and LendingTree that were subsequently spun out. The remaining “stub” of misunderstood and underappreciated businesses included Match Group, whose market capitalization now exceeds $35 billion. With Vimeo on its way, we will be smaller once again.

Over 25 years, our approach has been consistent: we combine operating control, investment discipline and capital markets opportunism with specific category experience, a permanent balance sheet and a long-term investment horizon to build great companies. We never bet the company and always look to invest into strength. We recruit, guide and help entrepreneurs avoid repeating our mistakes, and provide them enormous incentives to drive performance. We encourage and reward ambition, and we drive accountability. Most importantly, we have permanent capital of significant scale, which means we can be patient. We are both a conglomerate in housing and managing multiple companies, and an anti-conglomerate in spinning companies into their own independence when they’d benefit from being standalone public companies. We repeatedly grow smaller to grow larger. We are a truly unique business model.

As always, we are excited to keep building.

Sincerely,

Joey Levin

CEO

2021 Monthly Trends through January (a):

| | July '20 | Aug '20 | Sep '20 | Oct '20 | Nov '20 | Dec '20 | Jan '21 |
|---|---|---|---|---|---|---|---|
| **ANGI Homeservices** | | | | | | | |
| Marketplace Revenue | 10% | 15% | 12% | 13% | 18% | 15% | 4% |
| Advertising & Other Revenue | -2% | 0% | 1% | 2% | 3% | 4% | 6% |
| Total North America Revenue | 7% | 12% | 10% | 10% | 15% | 12% | 5% |
| Europe Revenue | -5% | 2% | -5% | -3% | 4% | 10% | 18% |
| **Total ANGI Homeservices Revenue** | **7%** | **12%** | **9%** | **10%** | **14%** | **12%** | **6%** |
| Other ANGI Homeservices Metrics | | | | | | | |
| Marketplace Service Requests | 24% | 33% | 30% | 21% | 17% | 15% | 10% |
| Marketplace Monetized Transactions | 5% | 10% | 10% | 5% | 4% | 3% | 0% |
| Marketplace Transacting Service Professionals | 7% | 9% | 9% | 10% | 11% | 11% | 11% |
| Advertising Service Professionals | 5% | 6% | 5% | 6% | 6% | 7% | 6% |
| **Vimeo** | | | | | | | |
| **Total Revenue** | **40%** | **43%** | **49%** | **49%** | **54%** | **57%** | **57%** |
| Ending Subscribers | 17% | 19% | 21% | 22% | 24% | 24% | 25% |
| **Dotdash** | | | | | | | |
| Display Advertising Revenue | 3% | 9% | 14% | 5% | 16% | 27% | 23% |
| Performance Marketing Revenue | 69% | 70% | 72% | 68% | 100% | 91% | 112% |
| **Total Revenue** | **22%** | **27%** | **29%** | **20%** | **34%** | **44%** | **53%** |
| **Search** | | | | | | | |
| Ask Media Group Revenue | -13% | -12% | 6% | 14% | 44% | 59% | 32% |
| Desktop Revenue | -44% | -44% | -42% | -44% | -35% | -29% | -35% |
| **Total Revenue** | **-26%** | **-25%** | **-14%** | **-9%** | **12%** | **27%** | **8%** |
| **Emerging & Other** | | | | | | | |
| **Total Revenue** | **77%** | **71%** | **101%** | **90%** | **109%** | **119%** | **120%** |

(a) As of the date of this document, the Company has not yet completed its financial close process for January 2021. As a result, the information herein is preliminary and based upon informationavailable to the Company as of the date of this document. During the course of the financial close process, the Company may identify items that would require it to make adjustments, which may impact growth rates and be material, to the information presented above.

Webcast and Conference Call Details

IAC and ANGI Homeservices will host a live webcast to answer questions on February 4, 2021 at 8:30 a.m. Eastern Time. The live virtual conference call will be open to the public at ir.iac.com or ir.angihomeservices.com. This letter will not be read on the call.

IAC Operating Income to Adjusted EBITDA Reconciliations:

Cautionary Statement Regarding Forward-Looking Information

This letter and the live webcast, which will be held at 8:30 a.m. Eastern Time on Thursday, February 4, 2021, may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. This document may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: IAC’s future financial performance, business prospects and strategy, including the possibility of separating Vimeo from IAC, anticipated trends and prospects in the industries in which IAC’s businesses operate and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: the impact of the COVID-19 outbreak on our businesses, the risks inherent in separating Vimeo from IAC, the risks that such separation will not be completed, on the anticipated timing or at all, or that if completed, that the anticipated benefits from the separation will not be realized, our continued ability to successfully market, distribute and monetize our products and services through search engines, digital app stores and social media platforms, our ability to market our products and services in a successful and cost-effective manner, the continued display of links to websites offering our products and services in a prominent manner in search results, changes in our relationship with (or policies implemented by) Google, our ability to compete, the failure or delay of the markets and industries in which our businesses operate to migrate online, adverse economic events or trends (particularly those that adversely impact consumer confidence and spending behavior), either generally and/or in any of the markets in which our businesses operate, our ability to build, maintain and/or enhance our various brands, our ability to develop and monetize versions of our products and services for mobile and other digital devices, our ability to establish and maintain relationships with quality service professionals and caregivers, our continued ability to communicate with users and consumers via e-mail (or other sufficient means), our ability to access, collect and use personal data about our users and subscribers, our ability to successfully offset increasing digital app store fees, our ability to protect our systems from cyberattacks and to protect personal and confidential user information, the occurrence of data security breaches, fraud and/or additional regulation involving or impacting credit card payments, the integrity, quality, scalability and redundancy of our systems, technology and infrastructure (and those of third parties with whom we do business), changes in key personnel, our ability to service our outstanding indebtedness and interest rate risk, dilution with respect to our investment in ANGI Homeservices, foreign exchange currency rate fluctuations, operational and financial risks relating to acquisitions and our continued ability to identify suitable acquisition candidates, our ability to operate in (and expand into) international markets successfully, regulatory changes, our ability to adequately protect our intellectual property rights and not infringe the intellectual property rights of third parties and the possibility that our historical consolidated and combined results may not be indicative of our future results. Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC's business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of IAC’s management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-off (the "Spin-off") of Holdings, a new Vimeo holding company, and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), and have filed a joint registration statement on Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for any proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC's directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive officers is available in the joint registration statement on Amendment No. 1 to Form S-4 which was filed with the SEC by IAC and Holdings on February 2, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.